                                                                   Exhibit 3

                            CEREOL AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

             AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2001

    In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Cereol S.A. presented in euros for the year ended December 31, 2001.

    The consolidated financial statements are the responsibility of the Cereol's management. Our role is to express an opinion on these financial statements, based on our audit.

    We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements present fairly the financial position and the assets and liabilities of the Group as at December 31, 2001 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

    Without qualifying the above opinion, we call to your attention note 14.c) "Claims and Litigation in progress" in the notes to the consolidated financial statements, which describes a claim and the position taken by the Company in the preparation of the consolidated financial statements for the year ended
December 31, 2001.

    We have also performed certain procedures on the financial information related in the management's report, in accordance with professional standards applicable in France. We have no matters to report as to the fairness of this information nor its consistency with the consolidated financial statements.

                  Paris and Neuilly-sur-Seine, March 15, 2002
                                  The Auditors

           Gramet Nahum & Associes                       Deloitte Touche Tohmatsu

                William Nahum                                Dominique Evrard

    (This is a free translation of the original text for information purposes only)

                            CEREOL AND SUBSIDIARIES

    These consolidated financial statements are extracted from the Cereol Group filing document to Shareholders filed with the Commission des Operations de Bourse in Paris on April 30, 2002 (No. R.02-084) (the "Document de reference"). For the purposes of this presentation the comparative balance sheet data at December 31, 2000 and 1999 and the pro forma income statement information for the years ended December 31, 2000 and 1999 that is included in the "Document de reference" has not been presented.

                           CONSOLIDATED BALANCE SHEET

                                                              DECEMBER 31,   JANUARY 1,
(IN EURO MILLIONS)                                                2001        2001(1)
------------------                                            ------------   ----------
                                        ASSETS

NON-CURRENT ASSETS

Goodwill (note 4)...........................................       158.1         143.9
Intangible assets (note 5)..................................       131.3         282.4
Property, plant and equipment (note 6)......................       829.2         879.9
Investments accounted for by the equity method (note 7).....        27.8          34.1
Non-consolidated investments (note 8).......................         1.1           3.2
Other financial assets (note 9).............................        16.7           1.4
CURRENT ASSETS
Deferred tax assets (note 20c)..............................        33.5          46.6
Inventories and work-in-process (note 10)...................       750.3         786.0
Trade receivables...........................................       436.0         489.0
Other current assets (note 11)..............................       109.6         162.2
Marketable securities (note 12).............................         5.6          40.8
Cash........................................................       244.3          87.9
                                                                 -------       -------
TOTAL ASSETS................................................     2,743.5       2,957.4
                                                                 =======       =======
                         SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
CAPITAL.....................................................        25.7          25.7
Additional paid-in capital..................................       859.1         881.9
Reserves....................................................         6.4           6.4
Net income for the period...................................        70.5            --
Translation reserve.........................................        (5.5)           --
                                                                 -------       -------
SHAREHOLDERS' EQUITY--GROUP SHARE (NOTE 3)..................       956.2         914.0
MINORITY INTERESTS (NOTE 13)................................        33.3         224.4
                                                                 -------       -------
TOTAL SHAREHOLDERS' EQUITY..................................       989.5       1,138.4
Investment subsidies........................................         0.8           1.6
Deferred tax liabilities (note 20c).........................       149.6         150.4

Provisions for risks and charges (note 14)..................        35.4          57.8

LIABILITIES

Financial debt (note 15)....................................     1,057.2         868.3
Trade payables..............................................       349.8         442.4
Other liabilities (note 16).................................       161.2         298.5
                                                                 -------       -------

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES..................     2,743.5       2,957.4
                                                                 =======       =======

------------------------

(1) The balance sheet at January 1, 2001 corresponds to the opening balance sheet of Cereol S.A. after taking into account the effects of its demerger from Eridania Beghin-Say.

                            CEREOL AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENT

                                                              DECEMBER 31,
(IN EURO MILLIONS)                                                2001
------------------                                            -------------
Sales (note 22).............................................      5,178.6
Other operating revenues....................................         13.4
Purchases and changes in inventories........................     (3,914.0)
Payroll expense.............................................       (273.0)
Other operating expenses....................................       (704.7)
Depreciation and amortisation...............................        (99.8)
                                                               ----------

OPERATING INCOME............................................        200.5
Net financial expense (note 18).............................        (64.9)
                                                               ----------

PRE-TAX INCOME FROM CONTINUING OPERATIONS...................        135.6
Net non-recurring income (expense) (note 19)................          6.1
Corporate income taxes (note 20)............................        (55.9)
                                                               ----------

NET INCOME OF FULLY-CONSOLIDATED COMPANIES..................         85.8

Group share in income of companies accounted for by the
  equity method.............................................          1.8
Goodwill amortisation.......................................         (3.9)
                                                               ----------

NET INCOME BEFORE MINORITY INTERESTS........................         83.7
Minority interests..........................................        (13.2)
                                                               ----------

NET INCOME--GROUP SHARE.....................................         70.5
                                                               ==========

Average number of shares....................................   25,668,609

Diluted number of shares....................................   25,668,609

Basic earnings per share....................................         2.75

Diluted earnings per share (note 21)........................         2.75

                            CEREOL AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              DECEMBER 31,
(IN EURO MILLIONS)                                                2001
------------------                                            -------------
CASH PROVIDED/(USED) BY OPERATING ACTIVITIES
Operating income............................................      200.5
Depreciation and amortisation...............................       99.8
Operating provisions........................................       16.1
                                                                 ------
Gross operating income......................................      316.4
Impact of timing differences................................     (226.9)
                                                                 ------
Cash from operations........................................       89.5
Interest payments...........................................      (76.7)
Corporate income tax payments...............................      (26.5)
Dividends received from companies accounted for by the
  equity method.............................................        1.1
Other expenses paid, net....................................      (23.0)
                                                                 ------

TOTAL.......................................................      (35.7)
                                                                 ======

CASH PROVIDED/(USED) BY INVESTING ACTIVITIES
Additions to property, plant and equipment..................      (90.1)
Additions to other non-current assets.......................       (3.8)
Disposals of non-current assets.............................       11.5
Investment subsidies received...............................        0.4
(Acquisitions)/disposals of consolidated subsidiaries.......      212.5
Net cash of subsidiaries purchased or sold..................     (144.2)
Impact of timing differences................................        3.9
                                                                 ------

TOTAL.......................................................       (9.8)
                                                                 ======

CASH PROVIDED/(USED) BY FINANCING ACTIVITIES
Capital increase paid by minority shareholders of
  consolidated subsidiaries.................................        0.8
Dividends paid to Cereol shareholders.......................      (22.7)
Dividends paid to minority shareholders of consolidated
  subsidiaries..............................................       (3.4)
Increases/(reductions) in borrowings........................      188.9
Impact of timing differences................................         --
                                                                 ------

TOTAL.......................................................      163.6
                                                                 ======

IMPACT OF EXCHANGE RATE VARIATIONS ON CASH..................        3.2
                                                                 ------

NET CHANGE IN CASH AND CASH EQUIVALENTS.....................      121.2
                                                                 ------

OPENING CASH AND CASH EQUIVALENTS...........................      128.7
                                                                 ------

CLOSING CASH AND CASH EQUIVALENTS...........................      249.9
                                                                 ======

                            CEREOL AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    The consolidated financial statements at December 31, 2001 represent the first annual financial statements published by the Cereol Group since its spin-off from the Eridania Beghin-Say and subsequent stock market listing on July 2, 2001.

    The consolidated financial statements have been prepared on the basis of the financial statements of individual Group companies for the 12 months ended December 31.

1.  ACCOUNTING POLICIES AND VALUATION METHODS

A)  ACCOUNTING PRINCIPLES

    The consolidated financial statements of the Cereol Group have been prepared in accordance with French Accounting Standards Committee standard CRC 99-02, on a going-concern basis.

B) VALUATION METHOD APPLIED FOLLOWING THE DEMERGER FROM THE ERIDANIA BEGHIN-SAY GROUP

    The assets received and the liabilities assumed by the Cereol Group in connection with the demerger from the Eridania Beghin-Say Group are described in the demerger agreement. They are included in the opening balance sheet at fair value, as determined by independent experts, and therefore reflect positive and negative fair value adjustments.

    Positive and negative differences arising from the application of the purchase method to account for the businesses acquired through the demerger ("demerger differences") have been analysed and allocated, to the extent possible, to identifiable intangible assets, property plant and equipment and deferred tax assets. Any negative differences remaining after these allocations have been written off against reserves.

C)  COMPARABILITY OF DATA

    The opening balance sheet at January 1, 2001 takes into account the fair value adjustments made to the assets and liabilities transferred to Cereol.

D)  BASIS OF CONSOLIDATION

    All material companies over which the Cereol Group exercises exclusive control, directly or indirectly, are fully consolidated.

    Companies in which joint control is exercised are consolidated according to the proportional method.

    Companies that are owned 20% or over, directly or indirectly, and over which Cereol exercises significant influence are accounted for by the equity method (note 7).

    Certain companies meeting the above criteria are not consolidated because they are not material in relation to the Group as a whole.

    All material transactions between consolidated companies are eliminated.

E)  FOREIGN CURRENCY TRANSLATION

    Transactions denominated in foreign currency are translated on the basis of the exchange rates in effect at the transaction date. Receivables and payables in foreign currency are valued at year-end rates and any conversion difference is reported in the income statement.

    The financial statements of non-French companies are translated by the year-end rate method. Balance sheet items are translated into euros at year-end exchange rates. Income and expense items

                            CEREOL AND SUBSIDIARIES

1.  ACCOUNTING POLICIES AND VALUATION METHODS (CONTINUED)

are translated at the average exchange rates for the year. Any resulting translation differences are booked to the translation reserve in consolidated shareholders' equity, and to minority interests.

F)  GOODWILL

    Business acquisitions are accounted for by the purchase method. This method consists of recording the assets and liabilities of the acquired business at fair value. The difference between the cost of the shares and the fair value of identifiable assets and liabilities at the time of acquisition is recorded as goodwill (note 4). Additional fair value adjustments may be made during the year following the year of acquisition.

    Goodwill is amortised over a maximum of forty years, except in specific cases where a shorter period is justified. Fair value adjustments are not recorded where this would lead to the recognition of negative goodwill.

G)  INTANGIBLE ASSETS

    Brands are generally valued on the basis of advice from independent consultants. Because of the legal protection enjoyed by brands they are not amortised but a provision is recorded in the case of a material, permanent impairment in value (note 5).

    Other intangible assets are amortised by the straight-line method over the following periods:

Trade goodwill..............................................                  40 years
Patents, licences...........................................  variable, up to 20 years
Preliminary expenses........................................                   5 years
Software....................................................   variable, up to 5 years

H)  RESEARCH AND DEVELOPMENT EXPENDITURES

    Research and development costs are generally recognised in expenses of the period in which they are incurred. To the extent that some projects show technical feasibility and a serious chance of success, some development costs may be capitalised and amortised over a period not exceeding 5 years.

I)  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost (note 6). They are depreciated by the straight-line method over their estimated useful lives.

    The principal useful lives applied are as follows:

Industrial buildings........................................  20-40 years
Industrial equipment and tools..............................   3-20 years
Fittings and fixtures.......................................  10-20 years
Office furniture............................................     10 years
Vehicles....................................................      5 years

    Assets acquired under finance leases are capitalised at their value at the inception of the lease and depreciated on the basis described above. An obligation in the same amount is recorded as a liability.

    Maintenance and repair costs are recognised as expenses of the period in which they are incurred, except if they improve the condition of the asset beyond its originally assessed performance (extension of useful life, improved productivity).

                            CEREOL AND SUBSIDIARIES

1.  ACCOUNTING POLICIES AND VALUATION METHODS (CONTINUED)

J)  NON-CONSOLIDATED INVESTMENTS

    Investments in non-consolidated companies are stated at cost (note 8). A valuation allowance is recorded to cover any impairment in value, determined on the basis of the Group's equity in the underlying net assets, the earnings outlook of the company concerned and its share price, where applicable.

K)  INVENTORIES AND WORK-IN-PROCESS

    Inventories and work-in-process are stated at the lower of cost and net realisable value (note 10). Cost generally corresponds to weighted average cost which, in view of inventory turnover rates, approximates actual cost at the year-end.

L)  INVESTMENT SUBSIDIES

    Investment subsidies are recognised as liabilities and written back to the income statement to match depreciation of the assets that they serve to finance.

M) RETIREMENT AND OTHER POST-EMPLOYMENT BENEFITS

    The Group's liability towards active and retired employees for the payment of pensions, retirement bonuses, medical benefits, long-service awards, life insurance and other post-employment benefits is recognised in the financial statements (note 14.a).

    Payments under defined contribution plans are recognised in expenses of the period to which they relate.

    The cost of post-employment defined benefit plans is determined by the projected unit credit method. This method consists of allocating benefit entitlements to periods of service according to the benefit formula. If an employee's service in later years will lead to a materially higher level of benefit than in earlier years, benefits are allocated on a straight-line basis.

    Benefit obligations are determined on an actuarial basis, taking into account future salary levels, retirement age and mortality rates. They are discounted to present value, based on market yields for high quality bonds.

    Actuarial gains and losses arising since January 1, 2001 are amortised over the estimated average remaining service lives of participating employees by the corridor method. This method consists of recognising only a specified portion of the net cumulative actuarial gains and losses that exceed the greater of:

    --10% of the present value of the defined benefit obligation (before deducting plan assets); and

    --10% of the fair value of any plan assets.

N)  CORPORATE INCOME TAX

    Deferred taxes are added to the amount of taxes payable at year-end closing (note 20). They are based on consolidation adjustments and on temporary differences between the carrying amount of assets/liabilities on the balance sheet, and their tax basis. Deferred taxes are calculated by the liability method, using the tax rate expected to be applicable at the date of recovery or settlement. Deferred tax assets, including those related to unused tax losses carried forward, determined by taxable entity, are recognised from the time at which it is more likely than not that they can be effectively utilised.

                            CEREOL AND SUBSIDIARIES

1.  ACCOUNTING POLICIES AND VALUATION METHODS (CONTINUED)

Provision is made for tax related to planned dividend distributions, expected within the forthcoming year. No provision is made for taxes that would be payable in the case of distribution of subsidiaries' retained earnings as they are considered as having been permanently reinvested.

O)  FINANCIAL HEDGING ACTIVITIES

    Group companies use various techniques to manage their foreign exchange and interest rate risks. Financial instruments are used solely for hedging purposes, to the exclusion of any speculative transactions. The risks are managed centrally in line with a coherent definition of hedging policies. Positions are traded either on organised market or in over-the-counter transactions with highly-rated financial institutions. Profits and losses on hedging instruments are recognised on a symmetrical basis with the profits and losses on the hedged items. In the limited number of cases where the transaction does not qualify for hedge accounting, unrealised losses are recognised in the income statement. All positions outstanding at the year-end are recorded as off-balance sheet commitments, without being netted off (note 23).

    Management policy:

    Interest rate and currency risks are monitored by the Group Treasury Centre and managed jointly with all the subsidiaries concerned.

    O-1) CURRENCY RISKS

    Currency risks arising from commercial transactions are analysed and managed as soon as they are identified. Probable risks are hedged by means of forward purchases and sales of foreign currencies and currency options, based on expected trends in exchange rates, and on whether future rates are higher or lower than spot rates (contango or backwardation). Currency risk arising from borrowings taken out by Group companies in currencies other than their functional currency are systematically hedged either by revenue streams in the same currency or by means of currency swaps. As an exception to this principle, for certain clearly identified amounts and with the prior approval of the Executive Committee, the Group may retain its exposure to currency risks in order to secure a lower rate of interest.

    O-2) INTEREST RATE RISKS

    Interest rate risks are managed separately in each currency using strategies that take account of the specific characteristics of the local financial market. Hedging strategies are based on the use of either financial futures (interest rate swaps, FRA) or options, generally by means of a combination of several options (caps, floors). The Group sets objectives in terms of hedging volumes, the period covered by hedging positions and the breakdown between futures and options, based on the amounts of the Group's exposure in each currency and anticipated trends in interest rates.

    O-3) COMMODITY RISKS

    The availability and price of commodities and other agricultural raw materials can fluctuate significantly due to random factors and factors that are difficult to predict. These include weather conditions, agricultural policies in various countries, changes in worldwide demand caused by population growth and higher standards of living. For Cereol, commodity risk also includes the risk of other agricultural raw materials being substituted for oil seeds.

                            CEREOL AND SUBSIDIARIES

1.  ACCOUNTING POLICIES AND VALUATION METHODS (CONTINUED)

    To reduce the risk of price volatility, Cereol uses futures contracts qualified as hedges to minimise its raw materials and commodities positions. Profits and losses on these contracts are recognised in the income statement on a symmetrical basis with the profit or loss on the sale of the corresponding products. Potential risks are analysed at each year-end, covering all components of the position including inventories, forward purchases and sales of commodities and other raw materials and futures contracts. A provision is recorded for any potential net loss.

P)  MARKETABLE SECURITIES

    Marketable securities are valued at the lower of cost and market value (note 12).

Q)  CONSOLIDATED STATEMENT OF CASH FLOWS

    Cash and cash equivalents include cash and marketable securities, after deduction of treasury shares (Cereol shares) held by the company.

R)  EARNINGS PER SHARE

    Basic earnings per share correspond to net income divided by the weighted average number of shares outstanding during the year, calculated according to the method recommended by the French accounting authorities ("Ordre des Experts Comptables" recommendation no. 27) (note 21). The weighted average number of shares used to calculate comparative earnings per share data excludes shares held in treasury stock and for allocation on exercise of stock options. Retroactive adjustments have been made for issues of bonus shares and shares issued at a discount to market price.

S)  RECOMMENDED METHODS

    The Group applies the recommended methods set out in standard CRC 99-02 to account for:

    - employee benefit costs

    - differences arising from the conversion of monetary assets and liabilities denominated in foreign currencies

    - debt issuance costs and bond issue and redemption premiums

    - finance leases.

    Due to the nature of its business, no transactions carried out by the Group qualify for accounting treatment as long-term contracts.

2.  SCOPE OF CONSOLIDATION

    In 2001, the scope of consolidation includes 51 companies, of which 5 are proportionally consolidated and 3 are accounted for by the equity method. The Group does not have interests in any special purpose entities.

A)  CHANGES IN THE SCOPE OF CONSOLIDATION

    Riso Eurico and Koipe have been deconsolidated since October 2, 2001 and December 19, 2001, respectively.

                            CEREOL AND SUBSIDIARIES

2.  SCOPE OF CONSOLIDATION (CONTINUED)

B)  FINANCIAL STATEMENTS BASED ON A COMPARABLE SCOPE OF CONSOLIDATION

    The pro forma consolidated income statement for 2001 and the opening balance sheet of the Group are presented as if Koipe and Riso Eurico had been divested on January 1, 2000.

    These pro forma financial statements have been prepared to permit comparisons. They do not necessary reflect the financial position and results of operations that would have been reported by Cereol if the divestments had taken place on January 1, 2000. The impact on the pro forma income statement and balance sheet of other changes in scope of consolidation that took place in 2001 was not material.

    The pro forma income statement and balance sheet have been prepared on the basis of the Group's consolidated financial statements for 2001.

    The conventions applied to prepare the pro forma financial statements are as follows:

    - The pro forma financial statements concern 2001.

    - The effects of the two divestments have been determined as if they had taken place on January 1, 2000.

    - Theoretical interest expense has been calculated on the basis of the net debt and the interest rates paid by the new group. The related tax effect has also been taken into account.

    - The 2001 pro forma financial statements correspond to the published consolidated financial statements adjusted to eliminate the divested businesses.

    Koipe and Riso Eurico have been treated as if they were not part of the Cereol Group. The pro forma data have therefore been adjusted to cancel the elimination of intercompany transactions between these two companies and the other Cereol Group companies.

                            CEREOL AND SUBSIDIARIES

2.  SCOPE OF CONSOLIDATION (CONTINUED)

    The 2001 consolidated income statement shows the revenues earned and the expenses incurred by the divested businesses up to the date of transfer of control.

    The pro forma balance sheet excluding Koipe and Riso Eurico, adjusted to take account of the effects of the demerger on the opening balance sheet at January 1, 2001 is presented below:

                                                                                BALANCE SHEET AT
                                                                                 JANUARY 1, 2001
                                                                                CEREOL EXCLUDING
PRO FORMA BALANCE SHEETS                                                         KOIPE AND RISO
(IN EURO MILLIONS)                                            JANUARY 1, 2001        EURICO
------------------------                                      ---------------   -----------------
                                      BALANCE SHEET--ASSETS
Goodwill....................................................        143.9              163.5
Intangible assets--net......................................        282.4              130.7
Property, plant and equipment--net..........................        879.9              826.1
Investments accounted for by the equity method--net.........         34.1               28.6
Non-consolidated investments--net...........................          3.2                2.8
Other financial assets--net.................................          1.4                1.4
                                                                  -------            -------
TOTAL NON-CURRENT ASSETS....................................      1,344.9            1,153.1
Deferred tax assets--net....................................         46.6               33.5
Inventories and work-in-process--net........................        786.0              741.1
Trade receivables--net......................................        489.0              426.4
Other current assets--net...................................        162.2              145.7
Cash and marketable securities--net.........................        128.7               86.1
                                                                  -------            -------
TOTAL CURRENT ASSETS........................................      1,612.5            1,432.8
                                                                  -------            -------

TOTAL ASSETS................................................      2,957.4            2,585.9
                                                                  =======            =======

                       BALANCE SHEET--SHAREHOLDERS' EQUITY AND LIABILITIES

Capital and reserves........................................        914.0              934.5
Net income for the year.....................................          0.0                0.0
                                                                  -------            -------
SHAREHOLDERS EQUITY--GROUP SHARE............................        914.0              934.5
Minority interests..........................................        224.4               27.1
                                                                  -------            -------
TOTAL SHAREHOLDERS' EQUITY..................................      1,138.4              961.6
Investment subsidies........................................          1.6                0.9
Deferred tax liabilities....................................        150.4              147.7
Provisions for risks and charges............................         57.8               46.8
Financial borrowings........................................        868.3              732.7
Trade payables..............................................        442.4              395.6
Other liabilities...........................................        298.5              300.6
                                                                  -------            -------

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES..................      2,957.4            2,585.9
                                                                  =======            =======

    The 2001 balance sheet of the Cereol Group has been adjusted to eliminate the impact on net income of the divestment of Koipe and Riso Eurico.

                            CEREOL AND SUBSIDIARIES

2.  SCOPE OF CONSOLIDATION (CONTINUED)

    The 2001 pro forma income statement, adjusted for the effects of the Koipe and Riso Eurico divestments, is presented below:

                                                                         PRO FORMA 2001
PRO FORMA INCOME STATEMENT                                               EXCLUDING KOIPE
(IN EURO MILLIONS)                                              2001     AND RISO EURICO
--------------------------                                    --------   ---------------
REVENUES
Sales.......................................................  5,178.6         4,704.7
Other operating revenues....................................     13.4            14.8
                                                              -------         -------
TOTAL REVENUES..............................................  5,192.0         4,719.5

OPERATING EXPENSES
Purchases and changes in inventories........................  3,914.0         3,559.1
Payroll expense.............................................    273.0           238.7
Depreciation and amortisation...............................     99.8            92.5
Sundry expense..............................................    704.7           649.0
                                                              -------         -------
TOTAL OPERATING EXPENSES....................................  4,991.5         4,539.3
OPERATING INCOME............................................    200.5           180.2
NET FINANCIAL EXPENSE.......................................    (64.9)          (56.0)
                                                              -------         -------
PRE-TAX INCOME FROM CONTINUING OPERATIONS...................    135.6           124.2
Net non-recurring expense...................................      6.1           (14.3)
Corporate income taxes......................................    (55.9)          (45.6)
                                                              -------         -------
NET INCOME OF FULLY CONSOLIDATED COMPANIES..................     85.8            64.3
Group share in income of companies accounted for by the
  equity method.............................................      1.8             1.8
Goodwill amortization.......................................     (3.9)           (3.2)
                                                              -------         -------
NET INCOME BEFORE MINORITY INTERESTS........................     83.7            62.9
Minority interests..........................................    (13.2)           (3.3)
                                                              -------         -------
NET INCOME--GROUP SHARE.....................................     70.5            59.6
                                                              =======         =======

    The published income statement for 2001 has been adjusted to exclude the contributions of Koipe and Riso Eurico, as well as the financial income and expense generated by the divestments.

3.  CHANGES IN SHAREHOLDERS' EQUITY--GROUP SHARE

    The statement of changes in shareholders' equity has been prepared on the basis of the shareholders' equity of the parent company of the Group (Cereol S.A.) at December 31, 2000.

                            CEREOL AND SUBSIDIARIES

3.  CHANGES IN SHAREHOLDERS' EQUITY--GROUP SHARE (CONTINUED)

    The net assets acquired in 2001 in connection with the Eridania Beghin-Say demerger have been included in the opening balance sheet at January 1, 2001, corresponding to the effective date of the demerger for legal and accounting purposes.

                                                              ADDITIONAL
                                                               PAID-IN                TRANSLATION     NET
(IN EURO MILLIONS)                                 CAPITAL     CAPITAL     RESERVES     RESERVE      INCOME     TOTAL
------------------                                 --------   ----------   --------   -----------   --------   --------
At December 31, 2000.............................     0.0          0.0        0.0         0.0          0.0        0.0
Effects of demerger at January 1, 2001...........    25.7        881.9       (0.1)         --           --      907.5
Negative goodwill written off against reserves
  (*)............................................      --           --        6.5*         --           --        6.5
                                                     ----        -----       ----        ----         ----      -----
AT JANUARY 1, 2001 AFTER DEMERGER AND NET INCOME
  APPROPRIATION..................................    25.7        881.9        6.4         0.0          0.0      914.0
Dividends paid...................................      --        (22.8)        --          --           --      (22.8)
Share issues.....................................      --           --         --          --           --         --
Net income for the year..........................      --           --         --          --         70.5       70.5
Translation adjustments..........................      --           --         --        (5.5)          --       (5.5)
                                                     ----        -----       ----        ----         ----      -----
At December 31, 2001.............................    25.7        859.1        6.4        (5.5)        70.5      956.2

------------------------

* Write-off against Cereol reserves of negative residual demerger difference related to the Southern Europe segment.

4.  POSITIVE AND NEGATIVE GOODWILL ARISING FROM THE DEMERGER

    The difference between the cost of shares in companies acquired through the demerger and Cereol's equity in the underlying net assets has been calculated after recognising retirement benefit obligations at January 1, 2001 and writing off historical goodwill. The amounts determined on this basis have been allocated to the Group's business segments and geographical areas.

    Positive differences corresponding to identifiable assets have been recorded under fixed assets, as follows:

    - The Lesieur brand (a European food oil brand) has been valued at EURO 120 million. The Group considers that this brand could not be sold separately from the underlying business.

    - Fair value adjustments of EURO 271.3 million have been made to the US plants.

    Negative differences have been written off against intangible assets, property, plant and equipment and deferred tax assets, in that order. Any amounts remaining after these allocations have been written off against reserves. As an exception to this principle, negative differences related to businesses in the process of being sold have not been written off.

    Positive and negative goodwill remaining after the above fair value adjustments and write-offs is being amortised over 40 years.

                            CEREOL AND SUBSIDIARIES

4.  POSITIVE AND NEGATIVE GOODWILL ARISING FROM THE DEMERGER (CONTINUED)

    The following table shows the allocation of positive and negative differences between the cost of shares in companies acquired through the demerger and Cereol's equity in the underlying net assets:

                                                                                                                    DIFFERENCE
                                       INITIAL                                                                   AFTER FAIR VALUE
                                    DIFFERENCE AT                PROPERTY,   DEFERRED    DEFERRED                 ADJUSTMENTS AT
                                     JANUARY 1,     INTANGIBLE   PLANT AND     TAX          TAX                     JANUARY 1,
BUSINESS SEGMENTS                       2001          ASSETS     EQUIPMENT    ASSETS    LIABILITIES   RESERVES         2001
-----------------                   -------------   ----------   ---------   --------   -----------   --------   ----------------
North American Processing.........      110.8             --      (174.3)        --         63.5           --            0.0
Specialty Products................       60.8             --       (97.1)        --         36.3           --            0.0
Food Oils Europe..................       15.5          (34.3)      125.4       15.2           --          6.5          128.3
Other.............................       15.6             --          --         --           --           --           15.6
                                       ------         ------      ------       ----        -----       ------         ------
TOTAL.............................      202.7          (34.3)     (146.0)      15.2         99.8          6.5          143.9

    Movements in demerger goodwill in 2001 can be analysed as follows:

                                                                                   NET VALUE     NET VALUE
                                            GROSS     CHANGES IN                  DECEMBER 31,   JANUARY 1,
(IN EURO MILLIONS)                          VALUE       SCOPE      AMORTISATION       2001          2001
---------------                            --------   ----------   ------------   ------------   ----------
Demerger goodwill........................   143.9        18.1*         (3.9)          158.1        143.9

------------------------

*   Changes in scope concern the divestment of Koipe and Riso Eurico.

5.  INTANGIBLE ASSETS

                                                                                NET VALUE     NET VALUE
                                                                               DECEMBER 31,   JANUARY 1,
(IN EURO MILLIONS)                                GROSS VALUE   AMORTISATION       2001          2001
------------------                                -----------   ------------   ------------   ----------
Brands..........................................     126.8            --           126.8        276.3
Concessions, patents, licences..................      11.1          (6.8)            4.3          5.6
Trade goodwill..................................       1.3          (1.1)            0.2          0.0
Other...........................................       0.1          (0.1)             --          0.5
                                                     -----          ----           -----        -----
TOTAL...........................................     139.3          (8.0)          131.3        282.4

    The Group may allocate initial goodwill to identifiable intangible assets. Values are then allocated on the basis of valuations reflecting the contribution to earnings of each brand and trademark as well as customer recognition. The latter includes criteria such as market share, internationalisation and legal protection.

                            CEREOL AND SUBSIDIARIES

6.  PROPERTY, PLANT AND EQUIPMENT

A)  BY NATURE

                                                                                   NET            NET
                                                                                  VALUE          VALUE
                                                                               DECEMBER 31,   JANUARY 1,
(IN EURO MILLIONS)                                GROSS VALUE   AMORTISATION       2001          2001
------------------                                -----------   ------------   ------------   -----------
Land............................................       22.1          (1.0)          21.1          24.8
Buildings.......................................      379.7        (133.3)         246.4         259.5
Industrial equipment and tools..................      926.6        (421.1)         505.5         547.6
Other fixed assets..............................       41.5         (29.7)          11.8          13.0
Fixed assets under construction.................       44.1            --           44.1          34.4
Advances and downpayments.......................        0.3            --            0.3           0.6
                                                    -------        ------          -----        ------
TOTAL...........................................    1,414.3        (585.1)         829.2         879.9

B)  2001 VARIATIONS

(IN EURO MILLIONS)                                              2001
------------------                                            --------
At January 1................................................   879.9
Changes in the consolidation scope..........................   (49.7)
Acquisitions................................................    90.1
Disposals...................................................    (8.0)
Depreciation allowances.....................................   (96.8)
Foreign exchange adjustments................................    22.2
Other movements.............................................    (8.5)
                                                               -----
AT DECEMBER 31..............................................   829.2

7.  INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

                                                                                GROUP SHARE IN EQUITY
                                                                              -------------------------
                                                                  % CAPITAL   DECEMBER 31,   JANUARY 1,
(IN EURO MILLIONS)                                     COUNTRY      HELD          2001          2001
------------------                                     --------   ---------   ------------   ----------
COMPANIES
Saipol...............................................  France       33.33         25.4          24.2
Universal Financial Services.........................  USA          50.00          2.3           2.1
Alimentos Naturales *................................  Spain        13.04           --           5.5
Other................................................                              0.1           2.3
                                                                                  ----          ----
TOTAL................................................                             27.8          34.1

------------------------

* The Alimentos Naturales shares were held by Koipe, which was divested in December 2001.

8.  NON-CONSOLIDATED INVESTMENTS

    Non-consolidated investments totalled EURO 1.1 million at December 31, 2001 and EURO 3.2 million at January 1, 2001.

                            CEREOL AND SUBSIDIARIES

9.  OTHER FINANCIAL ASSETS

                                                              DECEMBER 31,   JANUARY 1,
(IN EURO MILLIONS)                                                2001          2001
------------------                                            ------------   ----------
Loans and advances to third parties.........................      15.9           0.8
Deposits and guarantees.....................................       0.8           0.6
                                                                  ----           ---
TOTAL.......................................................      16.7           1.4

    Loans and advances to third parties include a EURO 6.6 million advance to Riso Eurico which was deconsolidated during 2001.

10.  INVENTORIES AND WORK-IN-PROCESS

                                                                               NET VALUE     NET VALUE
                                                                              DECEMBER 31,   JANUARY 1,
(IN EURO MILLIONS)                                GROSS VALUE   WRITE-DOWNS       2001          2001
------------------                                -----------   -----------   ------------   ----------
Raw materials...................................  455.2             (1.7)         453.5        478.5
Work-in-process.................................   34.3             (0.1)          34.2          0.9
Finished products...............................  263.3             (0.7)         262.6        306.6
                                                  -----             -----         -----        -----
TOTAL...........................................  752.8             (2.5)         750.3        786.0

11.  OTHER CURRENT ASSETS

                                                                               NET VALUE     NET VALUE
                                                                              DECEMBER 31,   JANUARY 1,
(IN EURO MILLIONS)                                GROSS VALUE   WRITE-DOWNS       2001          2001
------------------                                -----------   -----------   ------------   ----------
Other operating receivables.....................      63.4          (3.8)          59.6         88.7
Other receivables...............................      17.3            --           17.3         46.2
Prepaid expenses................................      31.0            --           31.0         26.6
Deferred charges................................       7.0          (5.3)           1.7          0.7
                                                     -----          ----          -----        -----
TOTAL...........................................     118.7          (9.1)         109.6        162.2

INCLUDING:
Due in less than one year.......................                                  102.9
Due in one to five years........................                                    0.9
Due in more than five years.....................                                    5.8

12.  MARKETABLE SECURITIES

    Marketable securities at December 31, 2001 include treasury shares in the amount of EURO 3.3 million. These shares were acquired under the share buyback programme, to stabilise the Company's share price and for allocation on exercise of stock options to be granted at a future date. Their market value at December 31, 2001 was EURO 4.1 million.

                            CEREOL AND SUBSIDIARIES

13.  MINORITY INTERESTS

(IN EURO MILLIONS)                                              2001
------------------                                            --------
At January 1................................................    224.4
Minority interests in net income for the year...............     13.2
Dividends paid to minority shareholders of subsidiaries.....     (3.4)
Changes in scope of consolidation...........................   (201.2)
Foreign exchange adjustments................................      0.7
Other movements.............................................     (0.4)
                                                               ------
AT DECEMBER 31..............................................     33.3

    Changes in scope of consolidation, in the amount of EURO 201 million, correspond to the elimination of minority interests in Koipe, which was divested during the year.

14.  PROVISIONS FOR RISKS AND CHARGES

    Provisions for risks and charges, in the amount of EURO 35.4 million (January 1, 2001: EURO 57.8 million) include provisions for retirement and other post-employment benefit obligations (note a) of EURO 10.7 million and provisions for restructuring costs (note b) of EURO 3.0 million. The balance of other provisions for risks and charges, in the amount of EURO 21.7 million, corresponds mainly to provisions for claims and litigation, and provisions for maintenance costs, related to the Cereol Group's operations in North America.

    Changes between January 1 and December 31, 2001 correspond to the elimination of provisions recorded in the accounts of Koipe, for EURO 12.1 million.

A) RETIREMENT BENEFITS, TERMINATION BENEFITS, MEDICAL CARE, LIFE INSURANCE AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

    An actuarial valuation of post-employment benefit obligations has been performed for all Group companies with more than 20 employees. Up to the 1999 year-end, the obligations of each subsidiary were estimated according to local rules and practice. Effective from December 31, 1999, standard actuarial assumptions and methods are applied by all Group companies. Actuarial valuations are performed with the assistance of external consultants. The assumptions and methods applied are in accordance with International Accounting Standards.

    The following table provides details of the funded status of post-employment benefit plans at December 31, 2001:

                                                                       PRESENT VALUE
                                                       FAIR VALUE OF      OF THE       FINANCIAL POSITION
(IN EURO MILLIONS)                                      PLAN ASSETS     OBLIGATION     SURPLUS/(DEFICIT)
------------------                                     -------------   -------------   ------------------
Retirement benefits..................................      110.1           123.0             (12.9)
Post-employment medical care and life insurance......         --            20.0             (20.0)
Other long-term benefits.............................         --             1.5              (1.5)
Termination benefits (Italy).........................         --             6.8              (6.8)
DEFINED BENEFIT PLANS................................      110.1           151.3             (41.2)
DEFINED CONTRIBUTION PLANS...........................         --              --                --
                                                           -----           -----             -----
TOTAL................................................      110.1           151.3             (41.2)

                            CEREOL AND SUBSIDIARIES

14.  PROVISIONS FOR RISKS AND CHARGES (CONTINUED)

    In accordance with the accounting policy for:

    - retirement benefits,

    - post-employment medical care and life insurance,

    - termination benefits for the Italian companies,

    experience gains and losses and the effects of changes in retirement benefits are not immediately recognised on the balance sheet.

    For these plans, experience gains and losses outside a corridor of 10% are spread over the expected average remaining service lives of existing employees and the plan changes over the vesting period.

    Balance sheet accruals and unrecognised items can be analysed as follows:

                                                               UNRECOGNISED       BALANCE SHEET
                                                                EXPERIENCE           ACCRUALS
(IN EURO MILLIONS)                                            GAINS/(LOSSES)   ASSETS/(LIABILITIES)
------------------                                            --------------   --------------------
Retirement benefits.........................................        22.6                9.7
Post-employment medical care and life insurance.............         1.1              (18.9)
Other long-term benefits....................................          --               (1.5)
Termination benefits (Italy)................................          --               (6.8)
DEFINED BENEFIT PLANS.......................................        23.7              (17.5)
DEFINED CONTRIBUTION PLANS..................................          --                 --
                                                                  ------              -----
TOTAL.......................................................        23.7              (17.5)*

------------------------

*   Including termination indemnities.

    Accruals at December 31, 2001, in the amount of EURO 17.5 million, include EURO 10.7 million for retirement and other post-employment benefits and EURO 6.8 million for termination indemnities payable to employees in Italy. Although called a "provision for termination indemnities", this liability is included in long-term operating liabilities because of its irreversible nature.

    The average annual actuarial rates used are the following:

- Discount rate.............................................    6.89%
- Future increase in salaries...............................    4.50%
- Increase in initial medical costs.........................    8.00%
- Increase in final medical costs...........................    5.50%

    They correspond to the average rates used to make each valuation, weighted by the present value of obligations.

                            CEREOL AND SUBSIDIARIES

14.  PROVISIONS FOR RISKS AND CHARGES (CONTINUED)

B)  RESTRUCTURING

    Restructuring provisions at December 31, 2001, in the amount of EURO 3.0 million, can be analysed as follows (in EURO millions):

- DOEP......................................................    1.8
- Cereol Italia.............................................    1.0
- Others....................................................    0.2

C)  CLAIMS AND LITIGATION IN PROGRESS

    The entire capital of Ducros and its subsidiaries and of Sodis and its subsidiaries was sold on August 31, 2000 to McCormick France S.A.S. by Eridania Beghin-Say for EURO 373.5 million and EURO 45.7 million respectively. In connection with the price adjustment procedure provided for in the Ducros sale agreement, McCormick & Company, Inc., claiming to act on behalf of McCormick France S.A.S., notified Eridania Beghin-Say on January 5, 2001 that the amount of the price adjustment was EURO 155.5 million, triggering the accounting arbitration procedure.

    Eridania Beghin-Say has contested the price adjustment claimed by McCormick & Company, Inc. In March 2001, Eridania Beghin-Say applied to the International Chamber of Commerce Arbitration Board to have McCormick's claim declared null and void, after launching arbitration proceedings to determine the final amount of the price adjustment.

    At the time of the Eridania Beghin-Say demerger on June 30, 2001, Cereol took over Eridania Beghin-Say's obligations related to this claim.

    In April 2001, McCormick & Company, Inc. and McCormick France S.A.S. pursued the arbitration procedure provided for in the sale agreement in the case of a dispute concerning the amount of the price adjustment.

    On June 28, 2001, the Nimes Court of Appeal, taking into account the arguments put forward by Eridania Beghin-Say, ordered the arbitration proceedings to be suspended pending a ruling by the International Chamber of Commerce Arbitration Board on Eridania Beghin-Say's application to have McCormick & Company's notification of January 5, 2001 declared null and void. The proceedings launched by Eridania Beghin-Say are still in progress. The decision of the International Chamber of Commerce Arbitration Board on the validity of the notification issued by McCormick & Company, Inc. is expected to be handed down in the first half of 2002.

    McCormick has also formally challenged the demerger of Eridania Beghin-Say and has included in its claim all the companies created through the demerger--Beghin-Say, Cereol, Cerestar and Provimi. Eridania Beghin-Say has also contested this challenge. The case will be heard by the Commercial Court on October 16, 2002.

    Although the final outcome of the claims and litigation in progress is not yet known, Cereol and its advisors consider that (i) the notification dated January 5, 2001 does not comply with the rules of form stipulated in the sale agreement and that the substance of the claim is without grounds, and
    (ii) the challenge to the demerger is without merit and should be dismissed. Accordingly, no provision has been recorded in respect of this litigation at December 31, 2001 or December 31, 2000.

                            CEREOL AND SUBSIDIARIES

14.  PROVISIONS FOR RISKS AND CHARGES (CONTINUED)

    Certain American insurance companies that held US Private Placement Notes also formally challenged the demerger of Eridania Beghin-Say before the Lille Commercial Court, on the grounds that the demerger constituted an event of default. The debt represented by the US Private Placement Notes was assumed by Cereol in connection with the demerger. Under the terms of an out-of-court settlement with the lenders in November 2001, Cereol repaid the US Private Placement Notes in the amount of one hundred and sixty-four million US dollars (USD 164,000,000).

    To the best of the Company's knowledge, no other exceptional events, litigation or claims are pending or in progress that would be likely to have a material impact on the financial position, results, business or assets and liabilities of the Company or the Group.

15.  FINANCIAL BORROWINGS

A)  MAIN FEATURES

    The Group's two principal sources of funding are long-term bond issues and bank credit.

    BOND ISSUES

                                          S&P/MOODY'S                             COUPON BEFORE     AMOUNT IN
NATURE                                      RATINGS      ISSUE DATE    MATURITY    ISSUE SWAP     EURO MILLIONS
------                                    -----------   ------------   --------   -------------   -------------
Domestic issue FRF......................  BB+ / Baa3    January 1995     2005         8.70%          152.4
EURO issue--FRF.........................  BB+           March 1994       2002         6.50%          228.7
Accrued interest........................                                                              22.2
                                                                                                     -----
TOTAL...................................                                                             403.3

--------------------------

    - Bank credit: the balance of the Group's funding requirement is met by bank borrowings.

Outstanding bank borrowings at December 31, 2001 (in EURO millions):                                653.9
                                                                                                  -------
TOTAL.........................................................................................    1,057.2
                                                                                                  =======

B)  ANALYSIS BY MATURITY

                                                                                            TOTAL AT
                                                                                          DECEMBER 31,
(IN EURO MILLIONS)                                           BONDS     OTHER BORROWINGS       2001
------------------                                          --------   ----------------   ------------
Less than one year........................................   238.7          601.4              840.1
One to five years.........................................   164.6           51.4              216.0
More than five years......................................      --            1.1                1.1
                                                             -----          -----            -------
TOTAL.....................................................   403.3          653.9            1,057.2

                            CEREOL AND SUBSIDIARIES

15.  FINANCIAL BORROWINGS (CONTINUED)

C)  NET INDEBTEDNESS

    CALCULATION METHOD

(IN EURO MILLIONS)                                            TOTAL 12/31/2001
------------------                                            ----------------
Financial debt..............................................       1,057.2
Cash........................................................        (244.3)
Marketable securities (excluding Cereol treasury shares in
  the amount of EURO 3.3 million)...........................          (2.3)
                                                                   -------
TOTAL.......................................................         810.6

    Net financial expense, in the amount of EURO 64.9 million, corresponds primarily to interest expense on financial borrowings described in note 15.a, and also includes exchange losses related primarily to the American, Hungarian and Romanian subsidiaries.

    SENSITIVITY

    On the basis of net indebtedness at December 31, 2001 and the breakdown between fixed rate and floating rate debt, as detailed below, a 1 point generalised change in interest rates in the Group's principal borrowing currencies would have an impact of approximately EURO 5.84 million on net financial expense.

    The calculation does not take into account purchased interest rate caps which significantly reduce the Group's exposure to interest rate increases (see Interest Rate Risk table below).

    INTEREST RATE RISK

    Analysis of fixed/floating rate net indebtedness by currency, net of the impact of financial instruments.

                                                                        FIXED RATE
                                                                    -------------------
                                                           LESS                  MORE
(IN EURO MILLIONS)                                         THAN      ONE TO      THAN
CURRENCY                                      FLOATING     ONE        FIVE       FIVE      AVERAGE         NET          FAIR
(AFTER CURRENCY SWAPS)                        RATE(1)      YEAR      YEARS      YEARS     FIXED RATE   INDEBTEDNESS    VALUE
----------------------                        --------   --------   --------   --------   ----------   ------------   --------
EURO........................................    (236)        --         --         --          --          (236)        (236)
USD.........................................     660         --      226.6         --        5.70%        886.6        898.5
Others*.....................................     160         --         --         --          --           160        160.0
                                                ----      -----      -----      -----        ----         -----        -----
TOTAL.......................................     584         --      226.6         --          --         810.6        822.5

------------------------

*   Mainly PLN and HUF.

(1) Including EURO 284 million (USD 250 million) hedged by USD caps.

    The difference between the book value and fair value of net indebtedness mainly results from unfavourable positions on certain USD swaps where the Group pays a fixed rate close to 5.70%.

    The fair value of fixed rate borrowings, interest rate swaps and options represents the amount that the Group would receive or pay to unwind the outstanding contracts at the year-end, based on current interest rates.

                            CEREOL AND SUBSIDIARIES

16.  OTHER LIABILITIES

                                                              DECEMBER 31,   JANUARY 1,
(IN EURO MILLIONS)                                                2001          2001
------------------                                            ------------   ----------
Other operating payables....................................       67.5         198.9
Due to supplies of fixed assets.............................        3.6           3.6
Taxes payable...............................................       50.6          30.4
Other payables..............................................       39.5          65.6
                                                                  -----         -----
TOTAL.......................................................      161.2         298.5

INCLUDING:
Due in less than one year...................................      154.3
Due in one to five years....................................        0.1
Due in more than five years.................................        6.8

17.  RESEARCH AND DEVELOPMENT EXPENDITURES

    Research and development expenditures charged to the income statement in 2001 amounted to EURO 4.4 million.

18.  NET FINANCIAL EXPENSE

(IN EURO MILLIONS)                                              2001
------------------                                            --------
FINANCIAL INCOME
Exchange gains..............................................    13.8
Interest income.............................................     5.4
Other financial income......................................    41.6

FINANCIAL EXPENSE
Exchange losses.............................................   (13.0)
Interest expense............................................   (77.3)
Other financial expenses....................................   (35.4)
                                                               -----

NET FINANCIAL EXPENSE.......................................   (64.9)

19.  NON-RECURRING ITEMS

(IN EURO MILLIONS)                                              2001
------------------                                            --------
Capital gains (losses) on asset sales.......................    24.8
Restructuring programmes....................................    (1.6)
Other revenues (expenses)--net..............................   (17.1)
                                                               -----
TOTAL.......................................................     6.1

    Capital gains (losses) on asset sales include the EURO 24.1 million gain on divestment of Cereol's 51.24% interest in Koipe. A public tender offer for Koipe was made on the Madrid Stock Exchange on November 14, 2001, at a price of EURO 32 per share. The Cereol Group tendered its Koipe shares to the offer. The total sale price was EURO 212.5 million.

                            CEREOL AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.  NON-RECURRING ITEMS (CONTINUED)

    The impact of gains and losses on other asset sales on the 2001 consolidated financial statements was not material.

    Other revenues (expenses) include EURO 6.8 million in demerger costs.

20.  CORPORATE INCOME TAXES

A)  INCOME TAX ANALYSIS

(IN EURO MILLIONS)                                               2001
------------------                                            -----------
CORPORATE INCOME TAXES
Current taxes...............................................     (48.4)
Deferred taxes..............................................      (7.5)
                                                                 -----
TOTAL.......................................................     (55.9)

    The income tax charge (including deferred taxes) in France includes the French extraordinary tax surcharge instituted in 1995 and the new "social contribution" of 3.3% instituted on January 1, 2000. The cumulative impact of these contributions was EURO 2.8 million. The income tax charge for 2001 in Italy includes the "IRAP" tax, recognised in accordance with recommended accounting practice, for an amount of EURO 1.3 million.

B)  EFFECTIVE TAX RATE ANALYSIS

    The effective tax rate in 2001 was 40.0%, analysed as follows:

                                                                    2001
                                                             -------------------
                                                                        IN EURO
                                                                %       MILLIONS
                                                             --------   --------
Legal tax rate in France...................................    33.3       46.5
French temporary surtax....................................                2.8
Effect of lower tax rates in foreign countries.............               (5.6)
Temporary differences......................................                3.3
Permanent differences......................................                7.5
Non-recurring items included in current tax................               (9.7)
Items taxed at reduced rates...............................               (6.3)
Unrecognised tax loss carryforwards........................               17.4
                                                                          ----
Effective tax rate.........................................    40.0       55.9

C)  DEFERRED TAX ASSETS AND LIABILITIES

DEFERRED TAX ASSETS

    Deferred tax assets at December 31, 2001 amounted to EURO 33.5 million.

                            CEREOL AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.  CORPORATE INCOME TAXES (CONTINUED)

    The total breaks down as follows:

                                                              DECEMBER 31,
(IN EURO MILLIONS)                                                2001
------------------                                            ------------
Recognised tax loss carryforwards...........................      13.8
Temporary differences.......................................       4.1
Provisions for retirement and other post-employment
  benefits..................................................      (5.9)
Other differences...........................................      21.5
                                                                  ----
TOTAL.......................................................      33.5

    Unrecognised tax loss carryforwards, in the amount of EURO 198.5 million at December 31, 2001, mainly concern Group companies in the United States, Ukraine, Poland and Hungary.

DEFERRED TAX LIABILITIES

    Provisions for deferred taxes, in the amount of EURO 149.6 million, primarily correspond to differences between the book value of fixed assets and their tax basis.

21.  EARNINGS PER SHARE

    At December 31, 2001, the Company's share capital was represented by 25,668,609 shares with a par value of EURO 1. The average number of shares outstanding in 2001 was 25,668,609. Basic earnings per share are calculated by dividing net income by the average number of shares outstanding.

    In accordance with the authorisations given at the Annual General Meetings, the Board of Directors has granted stock options to certain officers of the Group. These options are exercisable for Cereol shares purchased on the market for this purpose.

    At January 1, 2001, the Company held 150,000 Cereol shares. Following the exercise of 4,800 options on December 28, 2001, the Company held 145,200 of its own shares at December 31, 2001. These shares are carried in the balance sheet under "Marketable securities" and are being held for allocation on exercise of stock options. The option exercise price is EURO 26.20 per share.

    Based on 2001 net income of EURO 70.5 million, basic and diluted earnings per share amount to EURO 2.75 per share.

22.  SEGMENT INFORMATION

A)  BY BUSINESS SEGMENT

                                                                 NORTH
                                                   FOOD OILS    AMERICAN    SPECIALTY
(IN EURO MILLIONS)                                  EUROPE     PROCESSING   PRODUCTS     OTHER      TOTAL
------------------                                 ---------   ----------   ---------   --------   --------
2001
Sales............................................   3,502.1      1,447.5      228.1        0.9     5,178.6
Operating income.................................     168.1         25.4       16.0       (9.0)      200.5
Capital expenditures.............................      34.9         23.5       30.4        1.3        90.1
Property, plant and equipment....................     527.5        380.9      251.6        4.2     1,164.2

                            CEREOL AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.  SEGMENT INFORMATION (CONTINUED)

B)  BY GEOGRAPHICAL AREA (BY COUNTRY OF DESTINATION)

                                                          OTHER       OTHER                  REST
                                                           EU       EUROPEAN     NORTH        OF
(IN EURO MILLIONS)                            FRANCE    COUNTRIES   COUNTRIES   AMERICA     WORLD      TOTAL
------------------                           --------   ---------   ---------   --------   --------   --------
SALES
2001.......................................   639.1      2,289.3      561.6     1,578.6     110.0     5,178.6
PROPERTY, PLANT AND EQUIPMENT
2001.......................................   267.2        151.9      178.4       566.7       0.0     1,164.2

23.  COMMITMENTS AND CONTINGENT LIABILITIES

                                                                 2001
                                                          -------------------
                                                          CONTRACT     FAIR
(IN EURO MILLIONS)                                         VALUE      VALUE
------------------                                        --------   --------
Guarantees and counter-guarantees given on behalf of
  third parties.........................................    119.4      119.4
Counter-guarantees given to third parties(2)............      2.7        2.7
Guarantees received from third parties..................     19.3       19.3
Debts guarantees by real assets (mortgages).............     91.8       91.8
Commodities purchase commitments........................    976.1      955.0
Commodities sale commitments............................  1,395.1    1,395.6
Reciprocal commitments (a) (interest rate and currency
  hedges)...............................................  1,959.1    1,956.3
Commitments received (b) (interest rate and currency
  hedges)...............................................    283.7      283.7

------------------------

(a) This figure includes:

    - For 30%, interest rate hedges (see note 15--Interest rate risks).

    - Currency hedges:

       - for 33%, forward foreign exchange transactions (sale and purchase) aimed at hedging future commercial transactions (maturity between 1 and 12 months). The Group's businesses generated currency risks for an amount representing approximately 10% of consolidated net sales. The majority of these risks are recurrent and consequently known and managed before actual invoicing.

         On the basis of December 31, 2001 exchange rates, termination of these hedges of currency risks on commercial transactions would result in a positive impact of EURO 2.8 million.

       - for 37%, currency swaps related to the financing by the Group Treasury Centre of foreign subsidiaries (maturity between 1 and 3 months).

(b) This figure mainly includes purchases of caps in USD (hedge against increases in interest rates).

Commitments also include two put options granted by Cereol S.A., as follows:

    - Put option granted to Ildom concerning the sale of 49% of the capital of Oleina Holding to Cereol Holding B.V. (see note 27--Subsequent events).

                            CEREOL AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

    - Agreement authorised by the Board of Directors on June 26, 2001 and signed on June 29, 2001 between Cereol S.A., EBS, Cereol Holding B.V., Polska Oil Investment B.V. and EBRD, whereby Cereol S.A. has taken over all the rights and obligations of EBS under the December 1, 1997 shareholders' pact between EBS, Cereol Holding B.V., Polska Oil Investment B.V. and EBRD.

     Under the terms of the shareholders' pact, EBRD has an option to sell all of its shares to Cereol S.A. between June 3, 2003 and June 3, 2005. Based on estimates at December 31, 2001, the exercise of this option would not have a material impact on the financial position or assets and liabilities of the Cereol Group.

24.  OTHER INFORMATION ABOUT FINANCIAL INSTRUMENTS USED BY THE CEREOL GROUP

INTEREST RATE HEDGES

                                                                     MORE
                                                         ONE TO      THAN
                                            LESS THAN     FIVE       FIVE
(IN EURO MILLIONS)                          ONE YEAR     YEARS       YEARS      TOTAL
------------------                          ---------   --------   ---------   --------
Balance sheet
Financial assets..........................     244.3        --           --      244.3
Financial liabilities.....................   1,057.2        --           --    1,057.2
Off-balance sheet commitments.............        --     226.6           --      226.6
Options...................................        --     283.7           --      283.7

25.  MANAGEMENT COMPENSATION

(IN EURO MILLIONS)                                              2001
------------------                                            --------
Board of Directors..........................................    1.8
Management..................................................    0.5

    Management compensation includes all direct and indirect compensation paid by companies in the Cereol Group in the second half of 2001.

    Directors' fees for 2001 were paid in 2002.

    During 2001, the Board of Directors used the shareholder authorisation given at the Extraordinary General Meeting of June 30, 2001, to grant 111,000 stock options to the 9 members of the Executive Committee at an exercise price of EURO 26.20.

                            CEREOL AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26.  PAYROLL EXPENSE AND NUMBER OF EMPLOYEES

IN EURO MILLIONS                                                2001
----------------                                              --------
BY TYPE OF EXPENSE
Wages and salaries..........................................   258.9
Pension contributions.......................................     1.4
Other payroll taxes.........................................    12.7
                                                               -----
TOTAL.......................................................   273.0

A)  NUMBER OF EMPLOYEES AT DECEMBER 31, 2001 BY CATEGORY

                                                                2001
                                                              --------
Senior management...........................................      77
Other managers..............................................     552
Office staff/supervisors....................................   1,687
Plant workers...............................................   3,429
                                                               -----
TOTAL.......................................................   5,745

B)  NUMBER OF EMPLOYEES AT DECEMBER 31, 2001 BY BUSINESS SEGMENT

                                                                2001
                                                              --------
Food Oils Europe............................................   3,958
North American Processing...................................   1,160
Specialty Products..........................................     618
Other.......................................................       9
                                                               -----
TOTAL.......................................................   5,745

27.  SUBSEQUENT EVENTS

    In February 2002, Cereol acquired an additional 49% stake in Oleina Holding, raising its interest to 100%. At the time of acquisition, Cereol paid USD
27 million to the former shareholders of Oleina Holding. The final purchase price may be higher or lower than this amount, depending on the outcome of a dispute between Cereol and the former shareholders.

    In March 2002, Central Soya of Canada, an indirect subsidiary of Cereol, signed an agreement for the purchase of an additional 50% stake in CanAmera, raising its interest to 100%. The transaction is expected to be closed in May 2002 at a price of CAD 78 million. CanAmera is Canada's largest seed oil producer and is part of the North American Processing division.

                            CEREOL AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

28.  LIST OF CONSOLIDATED COMPANIES AT DECEMBER 31, 2001

                                                                   FRENCH SIREN      %
                                                                   REGISTRATION    VOTING          %
                                  HEADQUARTERS        COUNTRY          NO.         RIGHTS       INTEREST
                                 ---------------   -------------   ------------   --------      --------
FULLY CONSOLIDATED COMPANIES
Cereol S.A.....................    Neuilly/Seine          France   330 339 169            Parent company
Cereol Italia S.p.A............          Ferrare           Italy                   100.00        100.00
Cereol Holding B.V.............          Utrecht     Netherlands                   100.00        100.00
Cereol Benelux B.V.............          Utrecht     Netherlands                   100.00        100.00
Cereol Deutschland GmbH........         Mannheim         Germany                   100.00        100.00
Cereol Participations S.A......    Neuilly/Seine          France   457 208 619     100.00        100.00
Moyresa--Molturacion y
  Refino.......................           Madrid           Spain                   100.00        100.00
Cereol Beteiligungs GmbH.......            Bruck         Austria                   100.00        100.00
Cereol N. Rt Magyaroszag.......         Budapest         Hungary                   100.00        100.00
Z. T. Kruszwica S.p............        Kruszwica          Poland                    81.33         61.58
Novaol France S.A.S............    Neuilly/Seine          France   382 028 579     100.00        100.00
Novaol S.r.L...................          Ferrare           Italy                   100.00        100.00
Cereol International S.A.......           Geneva     Switzerland                   100.00        100.00
Cereol Softseeds S.A...........           Geneva     Switzerland                   100.00        100.00
Oleina S.A.....................           Geneva     Switzerland                   100.00         75.50
Lesieur S.A....................    Neuilly/Seine          France   328 202 338     100.00        100.00
Cereol Trituration S.A.........    Neuilly/Seine          France   417 669 215     100.00        100.00
Oleina Holding S.A.............           Geneva     Switzerland                    51.00         51.00
Polska Oil Inv. B.V............          Utrecht     Netherlands                    60.50         60.50
DOEP...........................  Dniepropetrovsk         Ukraine                    84.86         43.27
Oleina Distributors............             Kiev         Ukraine                   100.00         50.23
Suntrade.......................             Kiev         Ukraine                   100.00         51.00
S.C. Unirea S.A................             Iasi         Romania                    61.49         61.49
Carapelli Firenze S.p.A........         Florence           Italy                   100.00        100.00
Immobiliare Confini S.r.L......         Florence           Italy                   100.00        100.00
Carapelli Firenze USA Inc......    West Paterson   United States                   100.00        100.00
Carapelli USA L.L.C............       Wilmington   United States                    51.00         51.00
Cereol Holding France S.A......        Thumeries          France   383 806 023     100.00        100.00
Cereol America Inc.............       Wilmington   United States                   100.00        100.00
CSY Agri-Finance Inc...........       Wilmington   United States                   100.00        100.00
Central Soya Company Inc.......     Indianapolis   United States                   100.00        100.00
CSY Agri-Processing Deut.
  GmbH.........................          Hamburg         Germany                   100.00        100.00
Central Soya European
  Proteins.....................           Aarhus         Denmark                   100.00        100.00
CSY Holding Inc................       Wilmington   United States                   100.00        100.00
SMRK II Acquisition
  Corporation..................       Wilmington   United States                   100.00        100.00
Central Soya of Canada Ltd.....          Toronto          Canada                   100.00        100.00
Delphos Terminal Company Inc...       Wilmington   United States                   100.00        100.00
Sogip..........................    Neuilly/Seine          France   352 616 429      75.00         75.00
Central Soya European Proteins
  France.......................    Neuilly/Seine          France   420 683 401     100.00        100.00

                            CEREOL AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

28.  LIST OF CONSOLIDATED COMPANIES AT DECEMBER 31, 2001 (CONTINUED)

                                                                   FRENCH SIREN      %
                                                                   REGISTRATION    VOTING          %
                                  HEADQUARTERS        COUNTRY          NO.         RIGHTS       INTEREST
                                 ---------------   -------------   ------------   --------      --------
Stern France...................            Tours          France   380 540 781     100.00        100.00
Stern Lecithin V. GmbH.........          Hamburg         Germany                   100.00        100.00
Stern Lecithin & Soja GmbH &
  Co KG........................          Hamburg         Germany                   100.00        100.00
Stern Italia...................            Milan           Italy                   100.00        100.00
HCS Nut. Resources L.L.C.......       Wilmington   United States                    51.00         51.00
Central Soya Investment B.V....        Rotterdam     Netherlands                   100.00        100.00
PROPORTIONALLY CONSOLIDATED
  COMPANIES
Olmuhle GmbH...................            Bruck         Austria                    50.00         50.00
CanAmera Foods.................         Oakville          Canada                    50.00         50.00
Eribins........................           Dublin         Ireland                    25.00         25.00
Solgesa........................          Ferrare           Italy                    30.00         30.00
Cereplus.......................    Neuilly/Seine          France   438 019 317      25.00         25.00
COMPANIES ACCOUNTED FOR BY THE
  EQUITY METHOD
Saipol.........................            Paris          France   328 319 041      33.34         33.34
Cf Edible Oils Inc.............         Oakville          Canada                    50.00         50.00
Universal Financial Services
  Lp...........................       St Charles   United States                    50.00         50.00